UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Astex Pharmaceuticals, Inc.
(Name of Subject Company)

Sarissa Capital Domestic Fund LP
Sarissa Capital Offshore Master Fund LP
Sarissa Capital Management LP
Dr. Alexander Denner
Dr. Richard Mulligan
(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

04624B103
(CUSIP Number of Class of Securities)

Mark DiPaolo, Esq.
General Counsel
Sarissa Capital Management LP
660 Steamboat Road
Greenwich, CT 06830
(203) 302-2330
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.   Subject Company Information.

Name and Address

The name of the subject company is Astex Pharmaceuticals, Inc., a Delaware corporation (the “Company” or “Astex”), and the address of the principal executive offices of the Company is 4140 Dublin Blvd, Suite 200, Dublin, California, 94568.  The telephone number for its principal executive offices is (925) 560-0100.

Class of Securities

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with all Exhibits hereto, this “Schedule 14D-9”) relates is common stock, par value $0.001 per share of the Company (collectively, the “Shares”).  Based solely on information set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on September 13, 2013, there were 95,006,917 Shares issued and outstanding as of the close of business on September 12, 2013.

Item 2.   Identity and Background of Filing Person.

Name and Address of Persons Filing this Statement

The name of the filing persons are: (i) Sarissa Capital Domestic Fund LP, a Delaware limited partnership; (ii) Sarissa Capital Offshore Master Fund LP, a Cayman Islands exempted limited partnership; (iii) Sarissa Capital Management LP, a Delaware limited partnership; (iv) Dr. Alexander Denner, a citizen of the United States of America; and (v) Dr. Richard Mulligan, a citizen of the United States of America (collectively, the “Filing Persons”).  The business address of each Filing Person is 660 Steamboat Road, Greenwich, CT, 06830.   The business telephone number of each Filing Person is (203) 302-2330.

Tender Offer

This Schedule 14D-9 relates to the cash tender offer (the “Tender Offer”) by Autumn Acquisition Corporation, a Delaware corporation (“Purchaser”) and wholly owned indirect subsidiary of Otsuka Pharmaceutical Co., Ltd., a joint stock company organized under the laws of Japan (“Parent”), to purchase all of Astex’s outstanding Shares at a price of $8.50 per Share, payable net to the seller in cash without interest thereon, less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase dated September 13, 2013 (as amended or supplemented from time to time), and in the related Letter of Transmittal (as amended or supplemented from time to time).  The Tender Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), which was filed by Purchaser with the U.S. Securities and Exchange Commission on September 13, 2013.  The Tender Offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 5, 2013 (the “Merger Agreement”), by and among Parent, Purchaser and the Company.

The Schedule TO states that the business address and telephone number of Purchaser are 2-9 Kanda, Tsukasa-machi, Chiyoda-ku, Tokyo 101-8535, Japan and +81-3-6717-1400, respectively.

Item 3.   Past Contacts, Transactions, Negotiations and Agreements.

None.
Item 4.   The Solicitation or Recommendation.

Reference is made to the press release dated October 2, 2013, a copy of which is filed as Exhibit 1 hereto and is incorporated herein by reference.

Item 5.   Persons/Assets Retained, Employed, Compensated or Used.

Not applicable.

Item 6.   Interest in Securities of the Subject Company.

In the 60 days prior to this filing, the following describes the Filing Persons’ purchase and sale activity in the Shares, all of which occurred in the open market:

Sarissa Capital Domestic Fund LP

Date	Shares Purchased	Price Per Share
08/12/2013	36,794	$5.13
08/14/2013	12,077	$5.27
08/15/2013	42,268	$5.12
08/30/2013	146,902	$6.53
09/03/2013	36,298	6.61
09/05/2013	2,332,744	$8.49

Sarissa Capital Offshore Master Fund Ltd

Date	Shares Purchased	Price Per Share
08/12/2013	23,206	$5.13
08/14/2013	7,923	$5.27
08/15/2013	27,732	$5.12
08/30/2013	96,380	$6.53
09/03/2013	29,807	$6.61
09/05/2013	1,574,046	$8.49

Item 7.   Purposes of the Transaction and Plans or Proposals.

Not applicable.

Item 8.   Additional Information to be Furnished.

Not applicable.

Item 9.   Exhibits.

INDEX TO EXHIBITS

Exhibit No.

1.	Press Release, dated October 2, 2013

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SARISSA CAPITAL DOMESTIC FUND LP

By: Sarissa Capital Fund GP LP, its general partner

By:	/s/ Seth Platt
Name: Seth Platt
Title: Authorized Person

SARISSA CAPITAL OFFSHORE MASTER FUND LP

By: Sarissa Capital Offshore Fund GP LLC, its general partner

By:	/s/ Seth Platt
Name: Seth Platt
Title: Authorized Person

SARISSA CAPITAL MANAGEMENT LP

By:	/s/ Seth Platt
Name: Seth Platt
Title: Authorized Person

/s/ Alexander Denner
Name: Alexander Denner

/s/ Richard Mulligan
Name: Richard Mulligan

Dated:  October 8, 2013